UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August 2003


                           DEUTSCHE BANK CORPORATION

                (Translation of Registrant's Name Into English)

                       DEUTSCHE BANK AKTIENGESELLSCHAFT
                                TAUNUSANLAGE 12
                            60325 FRANKFURT am MAIN
                                    GERMANY

                   (Address of Principal Executive Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X     Form 40-F
                                 ---

             Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___           No   X

PRESS RELEASE                               DEUTSCHE BANK [LOGO]

DEUTSCHE BANK ANNOUNCES SALES OF PRIVATE EQUITY FUND INVESTMENTS

FRANKFURT am MAIN, 01. AUGUST 2003

Deutsche Bank announced today that the bank has entered into an agreement to sell a portfolio of private equity fund investments to Credit Suisse Strategic Partners. This is the largest in a recent series of sale transactions that are expected to reduce the book value of Deutsche Bank's private equity fund investments by approximately US-$400 million. Closing is expected to be completed in the fourth quarter 2003.

Separately, Deutsche Bank announced today the closing of a private equity fund securitization with a total volume of US-$467 million. The securitization ultimately is expected to reduce the book value of Deutsche Bank's private equity fund investments further by approximately US-$125 million.

The total book value of the Bank's Private Equity Fund Investments was EUR 1.6 bn as of 30 June 2003.

Axel Wieandt, Global Head of Deutsche Bank's Corporate Investments Group Division, remarked, "These transactions provide further evidence that Deutsche Bank is making steady progress in its ongoing effort to divest non-core assets and to reduce its private equity exposure."

For further information, please contact:

Dr. Kirsten Siersleben     +49 69 910-38079
Press Department, Frankfurt

Rohini Pragasam
Press Department,  New York     + 1-212-469-45-16

DISCLAIMER: The securities issued in the private equity fund securitization have not been registered under the U.S. Securities Act of 1933 and may not be sold in the United States absent an applicable exemption from such registration requirements.

This Press Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Press Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in

Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: August 4, 2003


                                      By: /s/  Frank Krings
                                          --------------------------------
                                      Name: Frank Krings
                                      Title:Chief Operating Officer,
                                         Corporate Investments





                                      By: /s/  Till Staffeldt
                                          --------------------------------
                                      Name: Till Staffeldt
                                      Title:Director